Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed
September 3, 2009	For Immediate Release

NEWS RELEASE

GREAT PANTHER CONVERTS $2.02 MILLION LOAN NOTE

Great Panther Resources Limited (TSX: GPR; the “Company”) has reached an agreement to pay off an outstanding $2,020,000 Principal Amount 8% Unsecured Convertible Loan Note due March 9, 2010 (the “Loan Note”) by the issuance of 3,740,741 fully paid common shares of the Company at $0.54 per common share, which represents a discount of approximately 5% to the volume-weighted average trading price of the Company’s shares over the last five trading days. Accrued interest will be paid in cash. The Loan Note was issued on March 8, 2006 to City Natural Resource High Yield Trust PLC, a British Isles-based Fund.

The transaction is subject to TSX approval and the common shares will be subject to a four month hold period.

“We are very pleased by this vote of confidence by the Note holders, in converting their debt to equity. Not only does this reduce the Company’s debt by more than $2 million and eliminate the corresponding interest, but in doing so, it allows us the comfort to move forward with our plans to increase the pace of development at the Guanajuato and Topia Mines.” said GPR’s President & CEO, Robert Archer.

For further information please visit the Company's website at www.greatpanther.com, contact B&D Capital at 604 685-6465, fax 604 899-4303, or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

signed: “Kaare G. Foy”

Kaare G. Foy
Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.